Echibit 99.2
VALCENT PRODUCTS INC.

INFORMATION CIRCULAR
(all information as at May 27, 2009)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of Valcent Products Inc. (the “Corporation”) for use at the special meeting (the “Meeting”) of Common Shareholders of the Corporation (the “Common Shareholders”) to be held at the Second Floor Meeting Room 205 - “Les Etoiles”, at the “Hotel Le Soleil” located at 567 Hornby Street, Vancouver, B.C. V6C 2E8, on Monday, June 22, 2009 at 10:00 a.m. (Vancouver time) and at any adjournments thereof for the purposes set out in the accompanying Notice of Meeting.  Although it is expected that the solicitation will be made primarily by mail, proxies may also be solicited personally or by telephone by directors, officers and employees of the Corporation. The cost of any such solicitation will be borne by the Corporation.

VOTING OF PROXIES AND EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the Common Shares represented thereby will be voted on a poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the Common Shares represented thereby will, on a poll, be voted in accordance with the specifications so made.

Where no choice has been specified by the Common Shareholder, such Common Shares will, on a poll, be voted in accordance with the instructions on the form of Proxy.

The enclosed Instrument of Proxy confers discretionary authority upon the management designees, or other persons named as proxy, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting.  At the date of this Information Circular, the Corporation is not aware of any amendments to, or variations of, or other matters that may come before the Meeting.  In the event that other matters come before the Meeting, then the management designees intend to vote in accordance with the judgment of the management of the Corporation.

Proxies, to be valid, must be deposited at the office of the registrar and transfer agent of the Corporation, Transfer Online, Inc., 317 SW Alder Street, 2nd Floor, Portland, Oregon, USA, 97204, not less than 48 hours, excluding Saturdays, and statutory holidays, preceding the Meeting or an adjournment of the Meeting.

APPOINTMENT OF PROXY AND REVOCATION OF PROXY

The individuals named in the accompanying form of Proxy are directors and/or officers of the Corporation.  A COMMON SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A COMMON SHAREHOLDER) TO ATTEND AND ACT FOR THE COMMON SHAREHOLDER AND ON THE COMMON SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY. A proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to Transfer Online, Inc. 317 SW Alder Street, 2nd Floor, Portland, Oregon, USA, 97024, not less than 48 hours (excluding Saturdays, and holidays) before the time for holding the Meeting.

A Common Shareholder who has given a Proxy may revoke it by an instrument in writing executed by the Common Shareholder or by the Common Shareholder's attorney authorized in writing or, if the Common Shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the registered office of the Corporation, at 1600, 333 - 7th Avenue SW, Calgary, Alberta T2P 2Z1 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Corporation at any time since the commencement of the Corporation's last fiscal year; or (b) who is an associate or affiliate of a person included in subparagraph (a).

VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

The Corporation is authorized to issue an unlimited number of Common Shares without par value. As at the date hereof, the Corporation has issued and outstanding 591,094,635 fully paid and non-assessable Common Shares without par value, each Common Share carrying the right to one vote. The Corporation has no other classes of voting Common Shares.

The holders of Common Shares of record at the close of business on the record date, set by the directors of the Corporation to be May 27, 2009 (the “Record Date”), are entitled to vote such Common Shares at the Meeting on the basis of one (1) vote for each Common Share held, except to the extent that:

1.	such person transfers his or her Common Shares after the Record Date; and

2.	the transferee of those Common Shares produces properly endorsed Common Share certificates or otherwise establishes his or her ownership to the Common Shares;

and makes a demand to the registrar and transfer agent of the Corporation, not later than 10 days before the Meeting, that his or her name be included on the Common Shareholders’ list.

The by-laws of the Corporation provide that two (2) persons present and representing in person or by proxy not less than ten percent (10%) of the outstanding Common Shares entitled to vote at the Meeting, constitute a quorum for the Meeting.

To the knowledge of the directors and executive officers of the Corporation as of the date hereof, no person or company (other than securities depositories) beneficially own or controls or directs, directly or indirectly voting securities carrying more than 10% of the voting rights attached to the Corporation's Common Shares other than set out below.

Name	Type of Securities Held	Number of Securities Held (#)	Percentage %
Dr. Gordon Murphy(1)	Common	87,536,220	14.8
Timothy Brock(2)	Common	85,299,663	14.4

Notes:

1.	Dr. Murphy's Common Shares include shares held indirectly through two companies that he controls, Agosto Corporation Limited with 85,536,220 Common Shares and Exoms Ltd. with 2,000,000 Common Shares.

2.	A total of 39,207,317 Common Shares are held through West Peak Ventures of Canada Ltd., a company that Mr. Brock controls.

BENEFICIAL HOLDERS

Only registered Common Shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most Common Shareholders of the Corporation are "non-registered" or "beneficial" Common Shareholders because the Common Share they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Common Shares. More particularly, a person is not a registered Common Shareholder in respect of Common Shares which are held on behalf of that person (the "Beneficial Common Shareholder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Beneficial Holder deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIF's, RESP's and similar plans); or (b)  in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Beneficial Common Shareholders.

Intermediaries are required to forward the Meeting Materials to Beneficial Common Shareholders unless a Beneficial Common Shareholder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)
be given a form or proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of Common Shares beneficially owned by a Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of Proxy, this form of Proxy is not required to be signed by the Beneficial Holder when submitting the Proxy. In this case, the Beneficial Holder who wishes to submit a Proxy should otherwise properly complete the form of Proxy and deposit it with the Corporation's transfer agent as provide above; or

(b)
more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often call a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the Common Shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Proxyholders named in the form and insert the Beneficial Holder's name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

PARTICULARS OF MATTERS TO BE ACTED UPON

To the knowledge of the Corporation’s directors, the only matters to be placed before the Meeting are those matters set forth in the accompanying Notice of Meeting relating to: (i) the special resolution approving the reduction in the stated capital of the Common Shares of the Corporation; and (ii) the special resolution approving the consolidation of the issued and outstanding Common Shares on the basis of every 18 Common Shares outstanding before consolidation be consolidated into one Common Share after the consolidation.

Reduction in Stated Capital of Corporation

The Common Shareholders will be asked to consider and, if thought appropriate, approve and adopt, with or without variation, a special resolution authorizing the reduction of the stated capital of the Corporation's Common Shares by the amount not represented by the realizable assets of the Corporation effective March 31, 2009. The stated capital account of the Common Shares will be reduced by an amount equivalent to the Corporation's deficit as at March 31, 2009 or such other amount as determined by the Board of Directors of the Corporation. It is the view of management and the directors of the Corporation that it is advisable to reduce the stated capital for the Common Shares of the Corporation by an amount that is not represented by realizable assets. There are no reasonable grounds for believing that the Corporation is, or would after reduction be, unable to pay its liabilities as they become due, or the realizable value of the Corporation's assets would therefore be less than the aggregate of its liabilities. The actual amount of reduction of the stated capital of the Corporation's Common Shares will be the Corporation's deficit as at March 31, 2009 as determined by the audited financial statements of the Corporation as at March 31, 2009.

A reduction of the stated capital of the Corporation as herein proposed will have no immediate income tax consequences to a holder of Common Shares. The reduction of stated capital may have income tax consequences, in certain circumstances, if the Corporation is wound up or makes a distribution to its Common Shareholders, or when the Corporation redeems, cancels or acquires its Common Shares. As a general rule, upon occurrence of the transaction listed above, the holder of Common Shares will be deemed to have received a dividend to the extent that the amount paid or distributed exceeds the stated capital of the holder's Common Shares.

The Common Shareholders will be requested to pass the following special resolution at the Meeting:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
Pursuant to Section 38 of the Business Corporation Act (Alberta), the Corporation reduce its stated capital account for the Common Shares of the Corporation by the amount not represented by the realizable assets of the Corporation effective on March 31, 2009 which amount shall be the deficit of the Corporation as determined by the audited financial statements of the Corporation as at March 31, 2009 or such other amount as determined by the Board of Directors of the Corporation;

2.
Notwithstanding the approval of the Common Shareholders of the Corporation, as herein provided, the Common Shareholders of the Corporation hereby expressly authorize the directors to revoke this special resolution before it is acted upon without requiring further approval of the Common Shareholders in that regard; and

3.
Any one (1) or more of the directors or officers of the Corporation be authorized for and on behalf of the Corporation to make all such arrangements, to do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing."

Pursuant to the Business Corporations Act (Alberta), the special resolution must be passed by at least 662/3% of the votes cast by the Common Shareholders present in person or by proxy at the Meeting. In absence of instructions to the contrary, the enclosed Proxy will be voted FOR the special resolution in respect of the reduction of the stated capital of the Corporation.

Common Share Consolidation

The Shareholders will be asked to consider and, if thought appropriate, approve and adopt, with or without variation, a special resolution authorizing the consolidation of the Common Shares of the Corporation on a 18 to 1 basis (the "Common Share Consolidation") so that for every eighteen Common Shares of the Corporation held by a Shareholder before the consolidation, the Shareholder will hold one Common Share after the consolidation. The directors believe the Common Share Consolidation is in the best interests of the Shareholders as it will allow the Corporation to attract funding sources from obtaining a trading value more conducive to investors and Shareholders, and complete its refinancing and restructuring. If the Common Share Consolidation is not passed, the Corporation will be offside the requirements of its $2,000,000 financing and may not be able to attract financing and its operations may cease.

The Common Shareholders will be requested to pass the following special resolution at the Meeting:

"BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
Pursuant to section 173(1)(f) of the Business Corporations Act (Alberta) (the “ABCA”), the number of issued and outstanding Common Shares of the Corporation be changed by consolidating the issued and outstanding Common Shares of the Corporation on the basis that every 18 Common Shares outstanding before the consolidation shall be consolidated into one (1) Common Share after the consolidation; provided that, if as a result of such consolidation, a holder of Common Shares of the Corporation is entitled to receive a fraction of a Common Share, then in respect of such fraction, the holder shall be entitled to receive that number of Common Shares equal to the nearest whole number of Common Shares to be issued, with a fraction of one-half rounded up.  In calculating fractional interests, all Common Shares registered in the name of or beneficially held by such Common Shareholder or its nominees shall be aggregated;

2.	The directors of the Corporation may, pursuant to Section 173(2) of the ABCA, revoke this special resolution before it is acted upon without further approval of the Common Shareholders; and

3.
Any one (1) or more of the directors or officers of the Corporation be authorized for and on behalf of the Corporation to make all such arrangements, to do all acts and things and to sign and execute all documents and instruments in writing, whether under the corporate seal of the Corporation or otherwise, as may be considered necessary or advisable to give full force and effect to the foregoing."

Pursuant to the Business Corporations Act (Alberta), the special resolution must be passed by at least 662/3% of the votes cast by the Common Shareholders present in person or by proxy at the Meeting. In absence of instructions to the contrary, the enclosed Proxy will be voted FOR the special resolution in respect of the reduction of the stated capital of the Corporation.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by the directors and senior officers of the Corporation and not, to any substantial degree, by any other person to whom the Corporation has contracted.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Corporation or any of their associates has been indebted to the Corporation or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Since the commencement of the last completed fiscal year, no other insider of the Corporation or any associate or affiliate of an insider had any material interest, direct or indirect in any transaction or any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries, except as disclosed herein.

Of the 528,805,109 Common Shares of the Corporation common stock issued to settle debts, 23,695,636 Common Shares were issued in settlements of US $428,880 in debts involving officers or directors of the Corporation, and these shares are also subject to lockup agreement restrictions that prohibit their sale until January 10, 2010 and thereafter restrict the number of shares that each former officer or director creditor may sell in each calendar quarter in 2010 to no more than 25% of the total shares issued to each former creditor.

LEGAL PROCEEDINGS

The directors and senior officers of the Corporation are not aware of any material litigation outstanding, threatened or pending, as of the date hereof by or against the Corporation.

ADDITIONAL INFORMATION

Additional information relating to the Corporation may be found on the System for Electronic Document Analysis and Retrieval (“SEDAR”) of the Canadian Securities Administrators at www.sedar.com.

OTHER MATTERS

Management knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. However, should any other matters properly come before the Meeting, the Common Shares represented by the proxy solicited hereby will be voted on such matters in accordance with the best judgement of the persons voting the Common Shares represented by the proxy.

GENERAL

All matters referred to herein for approval by the Common Shareholders must be passed by at least 66 2/3% of the Common Shareholders voting, in person or by proxy, at the Meeting.

The Board has approved the contents of this Information Circular and its sending to the Common Shareholders.

Unless otherwise stated, the information contained herein is given as of May 27, 2009.